November 12, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Alta Equipment Group Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-38864

To Whom It May Concern:

Alta Equipment Group Inc. (“we”, “our”, “us”, "Alta” or the “Company”) is submitting this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated November 7, 2024, relating to the Company’s Form 10-K for the Year Ended December 31, 2023 (File No. 001-38864) filed with the Commission on March 14, 2024 (the “Annual Report”).

In this letter, the Company recites the comments from the Staff in italicized, bold type and followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Statements of Cash Flows, page 44

1.
We note your response to prior comment 1 and the materiality analysis in which you concluded the error in the classification of proceeds from sales of "rent-to-rent" equipment was not material. We understand from our call with you on November 7, 2024 that you will reclassify the proceeds from the sale of "rent-to-rent" equipment from operating to investing activities in your statement of cash flows in the Form 10-Q for the quarter ended September 30, 2024 on a prospective basis with conforming changes to the prior comparable period with accompanying disclosures of the nature and amount of these reclassifications. Also, you represented the company will make the same reclassification with accompanying disclosures for these transactions in your financial statements in the annual report on Form 10-K for the year ended December 31, 2024. Please confirm our understanding that you will comply with this comment in your next interim and annual periodic filings.

The Company acknowledges the Staff's comment and will comply by reclassifying the proceeds from the sale of rent-to-rent equipment to investing activities in the Company’s statement of cash flows with accompanying disclosures of the nature and amount of these reclassifications in our Form 10-Q for the quarter ended September 30, 2024 and in our annual report on Form 10-K for the fiscal year ended December 31, 2024 with conforming changes in the prior comparable periods, as described in the Staff’s comment above.

We appreciate your assistance in our compliance with applicable disclosure requirements. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (248) 449-6700.

Very truly yours,

/s/ Anthony Colucci

Anthony Colucci

Chief Financial Officer